

May 13, 2013

Via E-mail
Mr. John D. Sheehan
Executive Vice President and
Chief Financial Officer
Mylan Inc.
1500 Corporate Drive
Canonsburg, PA 15317

Re: **Mylan Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-09114

Dear Mr. Sheehan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2012 Compared to 2011
Total Revenues and Gross Profit, page 46

1. You disclose on page 46 that included in cost of sales is an impairment of your in-process research and development asset of $41.6 million. Please tell us why this impairment is included in cost of sales and not research and development given that you disclose on page 83 that IPR&D represents purchased in-process technology that has not yet reached technological feasibility and has no alternative future use and that on page 61 you state that as products in development are approved for sales, amounts will be re-allocated from IPR&D to product rights and licenses.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 79

2. In your response dated June 19, 2012 to comment 15 from our letter dated May 30, 2012 during our prior review of your 2011 Form 10-K, you stated that you no longer have any material collaborative agreements in which you are receiving milestone or royalty payments and that you would remove language related to your accounting for collaboration agreements. It appears that you continue to disclose on page 80 that you enter into various types of revenue arrangement which include agreements that may include the receipt of upfront and milestone payments, royalties and payments for contract manufacturing and other services. Please clarify if you entered into any new material revenue arrangements during 2012 and if so, provide us disclosure to be included in future periodic filings that describes and quantifies the rights and obligation of each party and any other significant terms to these agreements. If you have not entered into any new agreements, please tell us why you have not removed this disclosure.

Note 7. Debt
Cash Convertible Notes, page 99

3. You disclose on page 100 that $575 million of Cash Convertible Notes were currently convertible as of December 31, 2012. Please tell us why you recorded only the $1 million for which a request to convert was received as short-term debt and not the entire amount that is currently convertible to cash. Reference any applicable guidance.

Note 9. Income Taxes, page 102

4. In your response dated August 2, 2012 to comment four from our letter dated July 19, 2012 during our prior review of your 2011 Form 10-K you stated that in future filings you would change the caption "Net Benefit on Repatriated Earnings" to "Foreign Tax Credits, Net" in the reconciliation of the statutory tax rate to the effective tax rate. Please tell us why you did not revise your disclosure in your 2012 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant